Exhibit 99.1

Uni-Fuels Holdings Limited Announces

Pricing of Its Initial Public Offering

Singapore, Jan. 13, 2025 (GLOBE NEWSWIRE) — Uni-Fuels Holdings Limited (NASDAQ: UFG) (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions for shipping companies headquartered in Singapore, announced today the pricing of its underwritten initial public offering (the “Offering”) of 2,100,000 Class A Ordinary Shares at a public offering price of $4.00 per share, for total gross proceeds of $8.4 million to the Company, before underwriting discounts and commissions. All of the Class A Ordinary Shares are being offered by Uni-Fuels. The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market under the ticker symbol “UFG” on January 14, 2025, The Offering is expected to close on January 15, 2025, subject to satisfaction of customary closing conditions.

The Company has granted the Underwriters an option to purchase up to 315,000 additional Class A Ordinary Shares within 45 days of the effective date of the Company’s registration statement in relation to the Offering.

Uni-Fuels intends to use the proceeds from the Offering for scaling up its reselling activities to gain market share from existing and new markets; for strengthening its workforce and expanding its market presence in new geographical locations; and cash reserve and general corporate purposes.

The Offering was conducted on a firm commitment basis. R. F. Lafferty & Co., Inc. is acting as the sole book-running manager for the Offering.

A registration statement on Form F-1 relating to the shares being sold in the Offering was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2024; and was declared effective by the SEC on January 10, 2025. The Offering is being made only by means of a prospectus. A copy of the final prospectus relating to the Offering, when available, may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov, or alternatively, from: R. F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005; (212) 293-9090.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions, helping shipping companies optimize fuel procurement across all markets and time zones. Founded in 2021, Uni-Fuels has evolved from modest beginnings into a dynamic, forward-thinking company. Backed by a passionate team and a growing presence across multiple locations, it has forged trusted partnerships with customers, supporting them in achieving their operational objectives with confidence, from shore to shore.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion and timing of closing of the Offering and the intended use of the proceeds. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Ltd

Email: investors@uni-fuels.com

Skyline Corporate Communications Group, LLC

Email: info@skylineccg.com